ACCELRATE POWER SYSTEMS INC.

Suite 1370, 1140 West Pender Street

Vancouver, British Columbia V6E 4G1

Telephone: (604)688-8656 Fax: (604)688-8654

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the annual and special general meeting of the shareholders of AccelRate Power Systems Inc. (the "Company") will be held at the Grouse Room, Hyatt Regency Hotel, 34th Floor, 655 Burrard Street, Vancouver, British Columbia on Wednesday, June 15, 2005 at the hour of 1:30 p.m. (Vancouver time) (the "Meeting") for the following purposes:

1.

TO receive and consider the Report of the Directors.

2.

TO receive and consider the audited financial statements of the Company for the fiscal year ending December 31, 2004, together with the auditor's report thereon.

3.

TO appoint Ellis Foster, Chartered Accountants, as auditors of the Company for the ensuing year.

4.

TO authorize the directors of the Company to fix the remuneration to be paid to the auditor.

5.

TO fix the number of directors of the Company for the ensuing year at six persons.

6.

TO elect the directors for the ensuing year to hold office until the next annual general election of directors or until their successors are elected or appointed in accordance with the Business Corporations Act of British Columbia and the Company's Articles.

7.

TO approve a special resolution to:

(a)

alter the Notice of Articles of the Company to remove the application of the Pre-Existing Company Provisions prescribed under the Business Corporations Act (British Columbia);

(b)

to alter the Company’s authorized share capital to increase it from 50,000,000 common shares to an unlimited number of common shares without par value; and

(c)

to approve a new form of Articles;

all as more particularly described in the accompanying Information Circular.

8.

TO approve an ordinary resolution to approve an increase in the maximum number of common shares issuable under the Company’s stock option plan.

9.

TO transact such other business as may be properly transacted at the Meeting or at any adjournment thereof.

All of the above matters are more fully described in the accompanying Information Circular under the heading “Particulars of Matters to be Acted Upon”.

Shareholders of record on the Company's books at the close of business on April 28th, 2005 are entitled to notice of and to vote at the Meeting or at any postponement or adjournment thereof.  Pursuant to the Company’s governing documents, each common share is entitled to one vote.

If you are unable to attend the Meeting in person, please read the Notes accompanying the Form of Proxy enclosed herewith and then complete and return the Form of Proxy within the time set out in the Notes to the Form of Proxy.  The enclosed Form of Proxy is solicited by management.  If you so desire, you may appoint a representative in lieu of management’s designations by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

IF YOU PLAN TO ATTEND THE MEETING YOU MUST FOLLOW THE INSTRUCTIONS SET OUT IN THE FORM OF PROXY AND IN THE INFORMATION CIRCULAR TO ENSURE THAT YOUR SHARES WILL BE VOTED AT THE MEETING.

DATED at Vancouver, British Columbia, on the 29th day of April, 2005.

BY ORDER OF THE BOARD

ACCELRATE POWER SYSTEMS INC.

"Reimar Koch"

REIMAR KOCH,

President